                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                               Varsity Group Inc.
                      -------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $.0001 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   922300 10 8
                                   -----------
                                 (CUSIP Number)



                                February 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)

CUSIP No. 922300 10 8                13G                          Page 1 of 12

1.  Name of Reporting Person:
    TCG Holdings, L.L.C.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box                           (a)[ ]
    if a Member of a Group                              (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                              2,108,070

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                         2,108,070

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                        2,108,070

10. Check Box if the Aggregate
    Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by
    Amount in Row 9                                      13.3%

12. Type of Reporting Person
    OO (Limited Liability Company)

CUSIP No. 922300 10 8               13G                           Page 2 of 12

1.  Name of Reporting Person:
    TC Group, L.L.C., d/b/a The Carlyle
    Group

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                    (a)[ ]
                                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power                                                         0

6.  Shared Voting Power                                               2,108,070

7.  Sole Dispositive Power                                                    0

8.  Shared Dispositive Power                                          2,108,070

9.  Aggregate Amount Beneficially Owned                               2,108,070
    by Each Reporting Person:

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                                 [ ]

11. Percent of Class Represented by Amount in Row 9                        13.3%

12. Type of Reporting Person
    OO (Limited Liability Company)

CUSIP No. 922300 10 8                  13G                         Page 3 of 12

 1.  Name of Reporting Person:
     TWC Virginia, Inc.

     IRS Identification Number of Above Person:
     N/A

 2.  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                        (b)[X]
 3.  SEC Use Only

 4.  Citizenship or Place of Organization:
     Virginia

     Number of Shares Beneficially Owned by Each Reporting Person with:
 5.  Sole Voting Power                                                        0

 6.  Shared Voting Power                                                992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 7.  Sole Dispositive Power                                                   0

 8.  Shared Dispositive Power                                           992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 9.  Aggregate Amount Beneficially Owned                                992,000
     by Each Reporting Person:
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

10.  Check Box if the Aggregate Amount in Row 9
     Excludes Certain Shares                                                [  ]

11.  Percent of Class Represented by Amount in Row 9                       6.3%

12.  Type of Reporting Person
     CO

CUSIP No. 922300 10 8                   13G                        Page 4 of 12

 1.  Name of Reporting Person:
     The Carlyle Group, L.P.

     IRS Identification Number of Above Person:
     N/A

 2.  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                        (b)[X]
 3.  SEC Use Only

 4.  Citizenship or Place of Organization:
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:
 5.  Sole Voting Power                                                        0

 6.  Shared Voting Power                                                992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 7.  Sole Dispositive Power                                                   0

 8.  Shared Dispositive Power                                           992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 9.  Aggregate Amount Beneficially Owned                                992,000
     by Each Reporting Person:
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

10.  Check Box if the Aggregate Amount in Row 9
     Excludes Certain Shares                                                [  ]

11.  Percent of Class Represented by Amount in Row 9                       6.3%

12.  Type of Reporting Person
     PN

CUSIP No. 922300 10 8                   13G                        Page 5 of 12

 1.  Name of Reporting Person:
     The Carlyle Partners Leveraged Capital Fund I, L.P.

     IRS Identification Number of Above Person:
     N/A

 2.  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                        (b)[X]
 3.  SEC Use Only

 4.  Citizenship or Place of Organization:
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:
 5.  Sole Voting Power                                                        0

 6.  Shared Voting Power                                                992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 7.  Sole Dispositive Power                                                   0

 8.  Shared Dispositive Power                                           992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 9.  Aggregate Amount Beneficially Owned                                992,000
     by Each Reporting Person:
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

10.  Check Box if the Aggregate Amount in Row 9
     Excludes Certain Shares                                                [  ]

11.  Percent of Class Represented by Amount in Row 9                       6.3%

12.  Type of Reporting Person
     PN

CUSIP No. 922300 10 8                    13G                       Page 6 of 12

 1.  Name of Reporting Person:
     B&T Enterprises, L.L.C.

     IRS Identification Number of Above Person:
     N/A

 2.  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                        (b)[X]
 3.  SEC Use Only

 4.  Citizenship or Place of Organization:
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:
 5.  Sole Voting Power                                                        0

 6.  Shared Voting Power                                                992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 7.  Sole Dispositive Power                                                   0

 8.  Shared Dispositive Power                                           992,000
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

 9.  Aggregate Amount Beneficially Owned                                992,000
     by Each Reporting Person:
        (includes 279,164 shares issuable upon exercise of outstanding warrants within the next 60 days)

10.  Check Box if the Aggregate Amount in Row 9
     Excludes Certain Shares                                                [ ]

11.  Percent of Class Represented by Amount in Row 9                       6.3%

12.  Type of Reporting Person
     OO (Limited Liability Company)

   CUSIP No. 922300 10 8                      13G                  Page 7 of 12

1.  Name of Reporting Person:
    TCG Ventures, L.L.C.
    IRS Identification Number of Above
    Person:
    52-2033506

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                              1,116,070

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                         1,116,070

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                        1,116,070

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                [ ]

11. Percent of Class Represented by Amount in Row 9        7.1%

12. Type of Reporting Person
    OO (Limited Liability Company)

CUSIP No. 922300 10 8                         13G                  Page 8 of 12

1.  Name of Reporting Person:
    TCG Ventures, Ltd.
    IRS Identification Number of Above
    Person:
    98-0182779

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                         0

6.  Shared Voting Power                                 901,108

7.  Sole Dispositive Power                                    0

8.  Shared Dispositive Power                            901,108

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                           901,108

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                 [ ]

11. Percent of Class Represented by Amount in Row 9         5.7%

12. Type of Reporting Person
    CO (Corporation)

   CUSIP No. 922300 10 8                     13G                  Page 9 of 12

1.  Name of Reporting Person:
    Carlyle U.S. Venture Partners, L.P.
    IRS Identification Number of Above
    Person:
    52-2038006

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                 98,870

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                            98,870

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                           98,870

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9        0.6%

12. Type of Reporting Person
    PN

   CUSIP No. 922300 10 8                   13G                Page 10 of 12

1.  Name of Reporting Person:
    Carlyle Venture Coinvestment, L.L.C.
    IRS Identification Number of Above
    Person:
    52-2033493

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                116,092

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           116,092

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          116,092

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9        0.7%

12. Type of Reporting Person
    OO (Limited Liability Company)

   CUSIP No. 922300 10 8                      13G                Page 11 of 12

1.  Name of Reporting Person:
    Carlyle Venture Partners, L.P.
    IRS Identification Number of Above
    Person:
    98-0181877

2.  Check the Appropriate Box if a Member               (a)[ ]
    of a Group                                          (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                745,483

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           745,483

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          745,483

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                [ ]

11. Percent of Class Represented by Amount in Row 9        4.7%

12. Type of Reporting Person
    PN

   CUSIP No. 922300 10 8                    13G                  Page 12 of 12

1.  Name of Reporting Person:
    C/S Venture Investors, L.P.

    IRS Identification Number of Above
    Person:
    98-0181878

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                155,625

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           155,625

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          155,625

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9        1.0%

12. Type of Reporting Person
    PN

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:
            Varsity Group Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2020 K Street, N.W., 6th Floor
            Washington, D.C.  20006

Item 2(a).  Name of Person Filing:
            TCG Holdings, L.L.C.
            TC Group, L.L.C.
            TWC Virginia, Inc.
            The Carlyle Group, L.P.
            The Carlyle Partners Leveraged Capital Fund I, L.P.
            B&T Enterprises, L.L.C.
            TCG Ventures, L.L.C.
            TCG Ventures, Ltd.
            Carlyle U.S. Venture Partners, L.P.
            Carlyle Venture Coinvestment, L.L.C.
            Carlyle Venture Partners, L.P.
            C/S Venture Investors, L.P.

Item 2(b).  Address of Principal Business Office:
            c/o The Carlyle Group
            1001 Pennsylvania Ave, NW
            Suite 220 South
            Washington, D.C.  20004-2505

Item 2(c).  Citizenship:
            TCG Holdings, L.L.C. - Delaware
            TC Group, L.L.C. - Delaware
            TWC Virginia, Inc. - Virginia
            The Carlyle Group, L.P. - Delaware
            The Carlyle Partners Leveraged Capital Fund I, L.P. - Delaware B&T Enterprises, L.L.C. - Delaware
            TCG Ventures, L.L.C. - Delaware
            TCG Ventures, Ltd. - Cayman Islands
            Carlyle U.S. Venture Partners, L.P. - Delaware
            Carlyle Venture Coinvestment, L.L.C. - Delaware
            Carlyle Venture Partners, L.P. - Cayman Islands
            C/S Venture Investors, L.P. - Cayman Islands

Item 2(d).  Title of Class of Securities
            Common Stock, Par Value $.0001 Per Share

Item 2(e).  CUSIP Number
            922300 10 8


Item 3.     Not applicable.

Item 4.    Ownership

                                                                  Sole        Shared power    Sole power
                                      Amount                      power to    to vote or      to dispose    Shared power to
        Reporting Person              beneficially   Percent of   vote or     to direct         or to        dispose or to
                                      owned:         class:       direct      the vote:      direct the        direct the
                                                                  the vote:                 disposition of    disposition of
- -----------------------------------------------------------------------------------------------------------------------------
TCG Holdings, L.L.C.                     2,108,070     13.3%             0     2,108,070             0        2,108,070
- -------------------------------------------------------------------------------------------------------------------------
TC Group, L.L.C.                         2,108,070     13.3%             0     2,108,070             0        2,108,070
- -------------------------------------------------------------------------------------------------------------------------
TWC Virginia, Inc.                         992,000      6.3%             0       992,000             0          992,000
- -------------------------------------------------------------------------------------------------------------------------
The Carlyle Group, L.P.                    992,000      6.3%             0       992,000             0          992,000
- -------------------------------------------------------------------------------------------------------------------------
The Carlyle Partners Leveraged             992,000      6.3%             0       992,000             0          992,000
Capital Fund I, L.P.
- -------------------------------------------------------------------------------------------------------------------------
B&T Enterprises, L.L.C.                    992,000      6.3%             0       992,000             0          992,000
- -------------------------------------------------------------------------------------------------------------------------
TCG Ventures, L.L.C.                     1,116,070      7.1%             0     1,116,070             0        1,116,070
- -------------------------------------------------------------------------------------------------------------------------
TCG Ventures, Ltd.                         901,108      5.7%             0       901,108             0          901,108
- -------------------------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture Partners, L.P.         98,870      0.6%             0        98,870             0           98,870
- -------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Coinvestment, L.L.C.       116,092      0.7%             0       116,092             0          116,092
- -------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Partners, L.P.             745,843      4.7%             0       745,843             0          745,843
- -------------------------------------------------------------------------------------------------------------------------
C/S Venture Investors, L.P.                155,625      1.0%             0       155,625             0          155,625
- -------------------------------------------------------------------------------------------------------------------------


          Each of the entities listed below is the record owner of the number of shares of common stock, par value $0.001 per share, of Varsity Group Inc. (the "Common Stock") set forth opposite such entities name below:



                 Record Holders                            Shares Held of Record
                 --------------                            ---------------------

B&T Enterprises, L.L.C.                                                  992,000
Carlyle Venture Partners, L.P.                                           745,483
C/S Venture Investors, L.P.                                              155,625
Carlyle Venture Coinvestment, L.L.C.                                     116,092
Carlyle U.S. Venture Partners, L.P.                                       98,870

       TCG Ventures, Ltd., is (i) the sole general partner of Carlyle Venture Partners, L.P. and (ii) the general partner of C/S Venture Investors, L.P. TCG Ventures, L.L.C. (i) owns 100% of the outstanding capital stock of TCG Ventures, Ltd., (ii) is the sole general partner of Carlyle U.S. Venture Partners, L.P. and (iii) is the sole managing member of Carlyle Venture Coinvestment, L.L.C. TC Group, L.L.C. is the sole member of TCG Ventures, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TCG Ventures, Ltd., TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle Venture Partners, L.P. and C/S Venture Investors, L.P., and
(ii) TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be beneficial owners of the shares of Common Stock owned of record by Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C.

       The Carlyle Partners Leveraged Capital Fund I, L.P. is the managing member of B&T Enterprises, L.L.C. The Carlyle Group, L.P. is the general partner of The Carlyle Partners Leveraged Capital Fund I, L.P., and TWC Virginia, Inc. is the general partner of The Carlyle Group, L.P. Accordingly, The Carlyle Partners Leveraged Capital Fund I, L.P., The Carlyle Group, L.P. and TWC Virginia, Inc. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by B&T Enterprises, L.L.C.

       Pursuant to a contractual agreement, Carlyle Partners Leveraged Capital Fund I, L.P. delegated to TC Group, L.L.C. day to day management of B&T Enterprises, L.L.C., which includes sole control over the voting and disposition of the shares held by B&T Enterprises, L.L.C. Accordingly, TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by B&T Enterprises, L.L.C. by contractual arrangement. Carlyle Partners Leveraged Capital Fund I, L.P. may revoke such delegation at any time in its sole discretion.

       William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and the sole shareholders of TWC Virginia, Inc. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by each of TCG Holdings, L.L.C. and TWC Virginia, Inc. Such individuals expressly disclaim any such beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
          Not applicable.

Item 8:   Identification and Classification of Members of the Group.
          Not applicable.

Item 9:   Notice of Dissolution of Group
          Not applicable.

Item 10:  Certification
          Not applicable.

                             Signature Page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     February 14, 2001

                         TCG HOLDINGS, L.L.C.

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         TC GROUP, L.L.C.

                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                             Signature Page


                         TCG VENTURES, L.L.C.

                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                ------------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         CARLYLE U.S. VENTURE PARTNERS, L.P.
                         By:    TCG Ventures, L.L.C., its General Partner
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         CARLYLE VENTURE COINVESTMENT, L.L.C.
                         By:    TCG Ventures, L.L.C., its Managing Member
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                             Signature Page


                         TCG VENTURES, LTD.

                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                ------------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         CARLYLE VENTURE PARTNERS, L.P.

                         By:    TCG Ventures, Ltd., its General Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                           C/S VENTURE INVESTORS, L.P.

                         By:    TCG Ventures, Ltd., its Managing General Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                             Signature Page


                         B&T Enterprises, L.L.C.

                         By:    TC Group, L.L.C., its Manager
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                                 Signature Page

                               Carlyle Partners Leveraged Capital Fund I, L.P.

                               By: The Carlyle Group, L.P., its General Partner

                               By: TWC Virginia, Inc., its General Partner

                               By:    /s/ Jeffrey W. Ferguson
                                       -----------------------
                               Name:  Jeffrey W. Ferguson
                               Title: Principal & General Counsel


                               The Carlyle Group, L.P.

                               By: TWC Virginia, Inc., its General Partner

                               By:    /s/ Jeffrey W. Ferguson
                                       -----------------------
                               Name:  Jeffrey W. Ferguson
                               Title: Principal & General Counsel


                               TWC Virginia, Inc., its General Partner

                               By:    /s/ Jeffrey W. Ferguson
                                       -----------------------
                               Name:  Jeffrey W. Ferguson
                               Title: Principal & General Counsel

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION

99.1                            JOINT FILING AGREEMENT